UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934
For the month of November 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Grupo Aval Report of 3Q13 consolidated results
2.	Grupo Aval Presentation of 3Q13 consolidated results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Report of 3Q13 consolidated results
Information reported in Ps. billions(1) and under
Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”  Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, November 19th, 2013.  GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports  a consolidated net income result of Ps. 403.2 billion or $21.7 pesos/share for 3Q13 and a consolidated net income result of Ps. 1,238.1 billion or $66.7 pesos/share for the nine-month period ended September 30, 2013. As of 3Q13 total assets of Grupo Aval totaled Ps. 139,715.8 billion, total liabilities excluding Minority Interest totaled Ps. 124,630.4 billion and total shareholders equity plus minority interest totaled Ps. 15,085.4 billion.

Highlights of 3Q13 financial results:

✓	Net income grew by 27.2% to Ps. 403.2 billion in 3Q13 versus 3Q12.

✓	Total loans and financial leases, net grew by 14.2% to Ps. 85.2 trillion in 3Q13 versus 3Q12.

✓	Ratio of provision expense to average loans improved to 1.4% in 3Q13 from 1.7% in 2Q13.

✓	Efficiency ratio improved to 51.1% in 3Q13 from 53.3% in 2Q13.

✓	Tangible Common Ratio increased to 8.3% in 3Q13 from 8.0% in 2Q13.

✓	ROAA(1) and ROAE(2) for 3Q13 were 1.9% and 18%, respectively versus 1.4% and 14% for 3Q12. Annualized ROAA and ROAE for the nine-month period ended September 2013 were 2.1% and 18% , respectively.

Relevant events since 2Q13:

✓	Banco de Bogotá is expected to complete an equity offering for approximately US$500 million before year end 2013.

✓
Grupo Aval has requested authorization from the Colombian Superintendency of Finance to launch a US$ 1.3 billion equity offering directed to its ordinary shareholders, intended to:       a) strengthen its capital structure, b) retire about US$ 800 million in local debt outstanding, and c) replenish the liquidity that it will use to capitalize Banco de Bogotá.

✓	Approvals for Grupo Financiero Reformador and BBVA Panama’s acquisitions have continued without delays and both are expected to close before year end 2013.

✓	The merger between Porvenir and Horizonte is expected to be effective as of January 1, 2014.

(1)  ROAA is calculated as annualized Income before Minority Interest divided by average total assets for each quarter.
(2)  ROAE is calculated as annualized Net Income divided by average total shareholders’ equity for each quarter.
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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Results
Information in Ps. Billions

				Change
Balance Sheet	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12

Cash and cash equivalents	14,995.5	14,922.0	11,356.0	-23.9%	-24.3%
Investment Securities, net	21,740.3	25,003.3	26,935.9	7.7%	23.9%
Loans and financial lease losses, net	74,631.2	82,605.5	85,216.8	3.2%	14.2%
Goodwill, net	2,892.0	3,790.7	3,739.8	-1.3%	29.3%
Other assets, net	8,585.8	9,371.4	9,590.2	2.3%	11.7%
Reappraisal of assets	2,342.8	2,785.8	2,877.1	3.3%	22.8%

Total Assets	125,187.7	138,478.7	139,715.8	0.9%	11.6%

Total Deposits	76,175.1	89,390.0	88,881.4	-0.6%	16.7%
Other Funding	28,485.7	27,489.9	28,471.0	3.6%	-0.1%
Derivatives	162.0	451.4	256.1	-43.3%	58.0%
Other liabilities	6,590.1	6,580.8	7,021.9	6.7%	6.6%

Total Liabilites excl. Minority Interest	111,413.0	123,912.1	124,630.4	0.6%	11.9%

Minority Interest	5,235.5	5,613.5	5,931.8	5.7%	13.3%
Shareholders' Equity	8,539.2	8,953.0	9,153.7	2.2%	7.2%
Total Liabilities, shareholders' equity and minority interest	125,187.7	138,478.7	139,715.8	0.9%	11.6%

INCOME STATEMENT
Total Interest Income	2,507.1	2,568.6	2,628.5	2.3%	4.8%
Interest expense	(1,012.7)	(925.2)	(940.3)	1.6%	-7.1%

Net Interest Income	1,494.5	1,643.4	1,688.2	2.7%	13.0%

Total provisions, net	(231.1)	(347.5)	(283.2)	-18.5%	22.6%
Fees and other services income, net	588.1	715.7	716.1	0.1%	21.8%
Other operating income	188.2	317.6	348.1	9.6%	85.0%
Operating expenses	(1,320.5)	(1,533.5)	(1,525.5)	-0.5%	15.5%
Non-operating income/(expense), net	35.8	95.8	29.8	-68.9%	N.A.

Income before income tax expense and non- controlling interest	755.0	891.7	973.5	9.2%	28.9%
Income tax expense	(323.4)	(346.2)	(327.4)	-5.4%	1.2%
Net Income before Minority interest	431.6	545.5	646.1	18.5%	49.7%
Income attributable to Minority Interest	(114.5)	(215.9)	(243.0)	12.6%	112.2%
Net Income attributable to Grupo Aval shareholders	317.1	329.6	403.2	22.3%	27.2%

Key ratios	3Q12	2Q13	3Q13	YTD Sep 2012	YTD Sep 2013
NIM (1)	6.0%	6.0%	5.9%	6.4%	6.3%
Efficiency Ratio (2)	53.8%	53.3%	51.1%	51.2%	49.2%
ROAA (3)	1.4%	1.6%	1.9%	1.9%	2.1%
ROAE (4)	14.3%	14.3%	18.0%	16.3%	18.0%

30 days PDL / Total Loans	2.4%	2.4%	2.5%	2.4%	2.5%
Provision Expense / Average Loans (5)	1.3%	1.7%	1.4%	1.2%	1.6%
Allowance / PDL	134.4%	136.2%	131.8%	134.4%	131.8%
Allowance / Total Loans	3.2%	3.3%	3.3%	3.2%	3.3%
Charge Offs / Average Loans (5)	1.1%	1.1%	1.1%	0.9%	1.1%

Total Loans, net / Total assets	59.6%	59.7%	61.0%	59.6%	61.0%
Deposits / Total Loans, net	102.1%	108.2%	104.3%	102.1%	104.3%
Equity + Min. Interest / Assets	11.0%	10.5%	10.8%	11.0%	10.8%
Tangible Equity Ratio (6)	8.9%	8.0%	8.3%	8.9%	8.3%

Shares Outstanding (EoP)	18,551,766,453	18,551,766,453	18,551,766,453	18,551,766,453	18,551,766,453
Shares Outstanding (Average)	18,551,601,016	18,551,766,453	18,551,766,453	18,551,601,016	18,551,766,453
Common share price (EoP)	1,190	1,355	1,390	1,190	1,390
Preferred share price (EoP)	1,190	1,375	1,390	1,190	1,390
BV/ EoP shares in Ps.	460.3	482.6	493.4	460.3	493.4
EPS (COP)	17.1	17.8	21.7	56.0	66.7

P/E (Times) (7)	17.4	19.3	16.0	15.9	15.6
P/BV (Times) (7)	2.6	2.8	2.8	2.6	2.8

(1) NIM is calculated as annualized Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as annualized Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE  is calculated as annualized Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter; (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.
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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1.  Assets

Total assets as of September 30, 2013 totaled Ps. 139,715.8 billion showing an increase of 11.6% versus September 30, 2012 and one of 0.9% versus June 30, 2013. Growth in assets was mainly driven by a 14.2% year over year growth in Net Loans and Financial Leases to Ps. 85,216.8 billion and a 23.9% year over year increase in Investment Securities, Net to Ps. 26,935.9 billion.

1.1 Loans and Financial Leases

Total Gross loans and financial leases increased by 14.3% between September 30, 2012 and September 30, 2013 to Ps. 88,081.9 billion driven by a 13.8% increase in Commercial loans to Ps. 50,140.3 billion, a 14.7% increase in Consumer loans to Ps. 25,618.2 billion, a 8.3% increase in Financial Leases to Ps. 6,688.3 billion and a 26.0% increase in Mortgage loans to Ps. 5,316.7 billion.

				Change
Commercial	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
General purpose loans	32,478.7	35,798.4	36,821.5	2.9%	13.4%
Loans funded by development banks	1,926.0	1,540.1	1,627.5	5.7%	-15.5%
Working capital loans	9,063.7	10,539.8	11,038.4	4.7%	21.8%
Credit cards	236.5	269.9	298.6	10.6%	26.2%
Overdrafts	359.3	319.5	354.4	10.9%	-1.4%
Total commercial	44,064.2	48,467.8	50,140.3	3.5%	13.8%

Consumer
Credit cards	4,941.6	6,112.9	6,154.9	0.7%	24.6%
Personal loans	14,417.2	15,559.0	16,156.4	3.8%	12.1%
Automobile and vehicle loans	2,737.2	3,018.0	3,066.6	1.6%	12.0%
Other	244.2	237.5	240.3	1.2%	-1.6%
Total consumer	22,340.2	24,927.4	25,618.2	2.8%	14.7%

Microcredit	278.8	297.8	318.3	6.9%	14.2%
Financial leases	6,175.7	6,718.8	6,688.3	-0.5%	8.3%
Mortgages	4,219.5	5,011.3	5,316.7	6.1%	26.0%
Total loans, Gross	77,078.5	85,423.0	88,081.9	3.1%	14.3%
Allowance for loan losses	(2,447.3)	(2,817.6)	(2,865.1)	1.7%	17.1%
Total loans, Net	74,631.2	82,605.5	85,216.8	3.2%	14.2%

Between September 30, 2012 and September 30, 2013, general purpose commercial loans grew the most in absolute terms while credit cards, both consumer and commercial, grew the most in relative terms.
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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of September 30, 2013, 58.5% of the gross loan portfolio was generated at Banco de Bogotá, 20.9% at Banco de Occidente, 13.4% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)				Change
	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Banco de Bogotá	43,550.3	49,543.7	51,535.5	4.0%	18.3%
Local	31,417.7	35,071.2	36,667.8	4.6%	16.7%
BAC	12,132.5	14,472.5	14,867.7	2.7%	22.5%
Banco de Occidente	16,278.7	18,082.2	18,372.7	1.6%	12.9%
Banco Popular	11,637.6	11,584.9	11,777.8	1.7%	1.2%
Banco AV Villas	5,666.2	6,251.9	6,432.3	2.9%	13.5%
Eliminations	(54.2)	(39.6)	(36.4)	-8.0%	-32.8%
Total Grupo Aval	77,078.5	85,423.0	88,081.9	3.1%	14.3%

Gross Loans / Bank (%)	3Q12	2Q13	3Q13
Banco de Bogotá	56.5%	58.0%	58.5%
Local	40.8%	41.1%	41.6%
BAC	15.7%	16.9%	16.9%
Banco de Occidente	21.1%	21.2%	20.9%
Banco Popular	15.1%	13.6%	13.4%
Banco AV Villas	7.4%	7.3%	7.3%
Eliminations	-0.1%	0.0%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of total of Grupo Aval’s loans, 83% are domestic and 17% are foreign (reflecting BAC results). Between 3Q12 and 3Q13, growth in foreign loans was 22.5% while growth in domestic loans was 12.7%.

				Change
	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Domestic
Commercial	39,973.8	43,499.3	44,978.2	3.4%	12.5%
Consumer	17,816.1	19,438.1	19,982.0	2.8%	12.2%
Microcredit	278.8	297.8	318.3	6.9%	14.2%
Financial Leases	5,913.0	6,379.7	6,339.5	-0.6%	7.2%
Mortgages	964.3	1,335.7	1,596.2	19.5%	65.5%
Total Domestic Loans	64,946.0	70,950.6	73,214.2	3.2%	12.7%
Foreign
Commercial	4,090.4	4,968.5	5,162.1	3.9%	26.2%
Consumer	4,524.1	5,489.2	5,636.2	2.7%	24.6%
Microcredit	-	-	-	-	-
Financial Leases	262.8	339.1	348.9	2.9%	32.8%
Mortgages	3,255.2	3,675.6	3,720.5	1.2%	14.3%
Total Foreign Loans	12,132.5	14,472.5	14,867.7	2.7%	22.5%
Total Loans, Gross	77,078.5	85,423.0	88,081.9	3.1%	14.3%

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

CDE Loans to Total Loans, 30 days PDL to Total Loans and NPL to Total Loans were 3.5%, 2.5% and 1.7%, respectively as of September 30, 2013 and 3.5%, 2.4% and 1.7%, respectively, as of June 30, 2013. Grupo Aval showed sufficient coverage of its non-performing loans and financial leases with a coverage ratio of Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.3x. Loans and Financial Leases provision expense, net of reversals to average total improved to 1.4% in 3Q13 from 1.7% in 2Q13. Finally, charge offs to average total loans remained unchanged at 1.1% in 3Q13, 2Q13 and 3Q12.

				Change
	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
"A" normal risk	72,584.8	80,117.2	82,520.6	3.0%	13.7%
"B" acceptable risk	2,082.9	2,273.8	2,510.7	10.4%	20.5%
"C" appreciable risk	1,061.0	1,515.1	1,512.6	-0.2%	42.6%
"D" significant risk	889.6	1,003.3	977.0	-2.6%	9.8%
"E" unrecoverable	460.2	513.7	560.9	9.2%	21.9%
Total Loans	77,078.5	85,423.1	88,081.9	3.1%	14.3%

CDE Loans	2,410.8	3,032.0	3,050.5
30 Days Past Due Loans	1,821.2	2,069.2	2,173.0
Non Performing Loans(1)	1,264.4	1,452.3	1,472.9

CDE Loans / Total Loans	3.1%	3.5%	3.5%
PDL/Total Loans	2.4%	2.4%	2.5%
NPL/ Total Loans	1.6%	1.7%	1.7%

Allowance/ CDE Loans	1.0	0.9	0.9
Allowance/ PDL	1.3	1.4	1.3
Allowance/ NPL	1.9	1.9	1.9
Allowance/ Total Loans	3.2%	3.3%	3.3%

Provision Expense, net / CDE Loans	0.4	0.5	0.4
Provision Expense, net / PDL	0.6	0.7	0.5
Provision Expense, net / NPL	0.8	1.0	0.8
Provision Expense, net / Average total loans	1.3%	1.7%	1.4%

Charge Off / Average total loans	1.1%	1.1%	1.1%

(1) NPL defined as microcredit loans more than 31 days past due, consumer, mortgage and financial leases more than 61 days past due and commercial loans more than 91 days past due.

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 23.9% to Ps. 26,935.9 billion between September 30, 2012 and September 30, 2013. Ps. 22,818.7 billion of such amount was invested in debt securities, which grew by 20.8% between September 30, 2012 and September 30, 2013. and Ps. 4,123.7 billion of total investment securities, net was invested in equity securities, which grew by 44.0% between September 30, 2012 and September 30, 2013. Increase in equity securities was mainly driven by the purchase of an additional 18.72% direct ownership in Promigas S.A. E.S.P by Corficolombiana in November 2012.

				Change
Investment Securities	3Q12	2Q12	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Trading	3,665.3	5,756.7	5,886.8	2.3%	60.6%
Available for Sale	11,837.7	11,692.1	13,166.4	12.6%	11.2%
Held to maturity	3,382.0	4,016.7	3,765.5	-6.3%	11.3%
Total Debt Securities	18,884.9	21,465.4	22,818.7	6.3%	20.8%

Trading	1,402.9	1,366.5	1,443.2	5.6%	2.9%
Available for Sale	1,460.2	2,178.2	2,680.5	23.1%	83.6%
Total Equity Securities	2,863.1	3,544.7	4,123.7	16.3%	44.0%
Allowance for investment securities	(7.7)	(6.8)	(6.5)	-3.8%	-15.5%
Investment Securities, net	21,740.3	25,003.3	26,935.9	7.7%	23.9%

Investment Portfolio per currency	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total
3Q12
Fixed Income securities, net:
COP denominated	3,139.1	5,287.6	5,913.6	964.9	15,305.2
USD denominated	2,742.2	482.2	346.6	5.8	3,576.8
Total Fixed Income securities, net	5,881.2	5,769.8	6,260.2	970.7	18,881.9
(% of Total Fixed Income Sec.)	31.1%	30.6%	33.2%	5.1%
Equity securities, net					2,858.4
Total Investment Securities					21,740.3

2Q13
Fixed Income securities, net:
COP denominated	3,296.1	6,704.7	4,602.0	935.6	15,538.5
USD denominated	1,933.6	2,086.5	1,904.0	0.0	5,924.1
Total Fixed Income securities, net	5,229.7	8,791.2	6,506.0	935.6	21,462.6
(% of Total Fixed Income Sec.)	24.4%	41.0%	30.3%	4.4%
Equity securities, net					3,540.7
Total Investment Securities					25,003.3

3Q13
Fixed Income securities, net:
COP denominated	3,646.7	7,046.9	5,401.1	995.5	17,090.2
USD denominated	1,675.9	2,189.5	1,860.5	0.0	5,725.9
Total Fixed Income securities, net	5,322.7	9,236.4	7,261.6	995.5	22,816.1
(% of Total Fixed Income Sec.)	23.3%	40.5%	31.8%	4.4%
Equity securities, net					4,119.8
Total Investment Securities					26,935.9

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of September 30, 2013, cash and cash equivalents balance of Ps. 11,356.0 billion decreased by 24.3% versus September 30, 2012.

1.4 Goodwill

Goodwill as of September 30, 2013 was Ps. 3,739.8 billion, increasing by 29.3% versus September 30, 2012. This increase was attributable to the goodwill generated in the acquisition of AFP Horizonte Pensiones y Cesantías, and in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente. Since December 31, 2012 Grupo Aval has increased its direct ownership in Banco de Bogotá by 2.11 percentage points  and in Banco de Occidente by 3.94 percentage points.

2. Liabilities excl. Minority Interest

As of September 30, 2013, funding represented 94% of total liabilities excluding minority interest and accounts payable and other liabilities represented 6%. This composition remained stable between 3Q12 and 3Q13.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 117,352.4 billion as of September 30, 2013 showing an increase of 12.1% versus September 30, 2012. As of September 30, 2013, total deposits represented 76% of total funding.

2.1.1 Deposits

Total Deposits grew by 16.7% to Ps. 88,881.4 billion between September 30, 2012 and September 30, 2013. As of September 30, 2013, interest bearing deposits contributed with 87% of the total deposits, and grew by 18.1% versus September 30, 2012, while non-interest bearing deposits contributed with 13% of total deposits and grew by 8.1% versus September 30, 2012.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Deposits:
Checking accounts	10,230.5	11,954.0	11,167.7	-6.6%	9.2%
Other	822.1	831.0	774.9	-6.8%	-5.7%
Non-interest bearing	11,052.6	12,785.0	11,942.5	-6.6%	8.1%
Checking accounts	9,282.5	9,170.7	9,070.7	-1.1%	-2.3%
Time deposits	26,833.9	30,080.9	28,626.3	-4.8%	6.7%
Saving deposits	29,006.1	37,353.4	39,241.9	5.1%	35.3%
Interest bearing	65,122.5	76,605.0	76,938.8	0.4%	18.1%
Total Deposits	76,175.1	89,390.0	88,881.4	-0.6%	16.7%

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Of our total deposits as of September 30, 2013, checking accounts represented 22.8%, time deposits 32.2%, saving accounts 44.2% and other deposits 0.9% versus 25.6%, 35.2%, 38.1% and 1.1% as of September 30, 2012, respectively.

As of September 30, 2013, deposits contributed by Banco de Bogotá represented 60.8% of total deposits, by Banco de Occidente 20.2%, by Banco Popular 12.2%, and by Banco AV Villas 8.1%. Eliminations accounted for 1.3% of Total Deposits. Local Deposits accounted for 83% and foreign Deposits accounted for 17%.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Deposits / Bank ($)
Banco de Bogotá	49,217.8	55,091.5	54,027.2	-1.9%	9.8%
Local	36,627.1	40,385.5	39,301.4	-2.7%	7.3%
BAC	12,590.7	14,706.0	14,725.8	0.1%	17.0%
Banco de Occidente	14,554.3	17,863.5	17,964.5	0.6%	23.4%
Banco Popular	10,020.7	10,418.7	10,863.7	4.3%	8.4%
Banco AV Villas	6,368.6	7,109.9	7,221.6	1.6%	13.4%
Eliminations	(3,986.3)	(1,093.5)	(1,195.6)	9.3%	-70.0%
Total Grupo Aval	76,175.1	89,390.0	88,881.4	-0.6%	16.7%

Deposits / Bank (%)

Banco de Bogotá	64.6%	61.6%	60.8%
Local	48.1%	45.2%	44.2%
BAC	16.5%	16.5%	16.6%
Banco de Occidente	19.1%	20.0%	20.2%
Banco Popular	13.2%	11.7%	12.2%
Banco AV Villas	8.4%	8.0%	8.1%
Eliminations	-5.2%	-1.2%	-1.3%
Total Grupo Aval	100.0%	100.0%	100.0%

2.1.2 Borrowings from Banks and Other

As of September 30, 2013, borrowings from banks and other totaled Ps. 10,409.6 billion, showing an increase of 3.2% versus September 30, 2012 results.

2.1.3 Bonds

Total bonds as of September 30, 2013 totaled Ps. 11,027.1 billion showing an increase of 9.9% versus September 30, 2012.

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of September 30, 2013 minority interest was Ps. 5,931.8 billion which increased by 13.3% versus September 30, 2012. Total minority interest was 39.3% of Total Equity plus Minority Interest for September 30, 2013 and 38.0% for September 30, 2012. Total minority interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, and applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of September 30, 2013 was Ps. 9,153.7 billion showing an increase of 7.2% versus September 30, 2012 and an increase of 2.2% versus June 30, 2013.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Shareholders' Equity	8,539.2	8,953.0	9,153.7	2.2%	7.2%
Subscribed and paid in capital
Common and preferred shares	18.6	18.6	18.6	0.0%	0.0%
Additional paid in capital	3,671.7	3,671.7	3,671.7	0.0%	0.0%
Retained Earnings	3,232.6	4,083.6	4,002.6	-2.0%	23.8%
Equity surplus	1,616.4	1,179.2	1,460.9	23.9%	-9.6%

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 3Q13 of Ps. 403.2 billion increased by 27.2% versus 3Q12 results and by 22.3% versus 2Q13 results. The increase in attributable net income versus 3Q12 was mainly the result of an increase in: (i) net interest income of 13.0% to Ps. 1,688.2; (ii) fees and other services income, net of  21.8%, and (iii) other operating income of 85%.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Total Interest Income	2,507.1	2,568.6	2,628.5	2.3%	4.8%
Interest expense	(1,012.7)	(925.2)	(940.3)	1.6%	-7.1%

Net Interest Income	1,494.5	1,643.4	1,688.2	2.7%	13.0%

Total provisions, net	(231.1)	(347.5)	(283.2)	-18.5%	22.6%
Fees and other services income, net	588.1	715.7	716.1	0.1%	21.8%
Other operating income	188.2	317.6	348.1	9.6%	85.0%
Operating expenses	(1,320.5)	(1,533.5)	(1,525.5)	-0.5%	15.5%
Non-operating income/(expense), net	35.8	95.8	29.8	-68.9%	-16.8%

Income before income tax expense and non- controlling interest	755.0	891.7	973.5	9.2%	28.9%
Income tax expense	(323.4)	(346.2)	(327.4)	-5.4%	1.2%
Net Income before Minority interest	431.6	545.5	646.1	18.5%	49.7%
Income attributable to Minority Interest	(114.5)	(215.9)	(243.0)	12.6%	112.2%
Net Income attributable to Grupo Aval shareholders	317.1	329.6	403.2	22.3%	27.2%

1. Net Interest Income

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Interest Income:
Interest on loans	2,067.0	2,124.5	2,146.4	1.0%	3.8%
Interest on investment securities	219.1	223.3	272.3	21.9%	24.3%
Interbank and overnight funds	51.8	51.1	43.1	-15.6%	-16.7%
Financial leases	169.2	169.7	166.7	-1.8%	-1.5%
Total Interest income	2,507.1	2,568.6	2,628.5	2.3%	4.8%
Interest expense:
Checking accounts	(43.2)	(34.4)	(36.9)	7.1%	-14.8%
Time deposits	(369.1)	(355.6)	(332.2)	-6.6%	-10.0%
Saving deposits	(275.2)	(245.5)	(271.7)	10.7%	-1.2%
Total interest expense on deposits	(687.5)	(635.5)	(640.8)	0.8%	-6.8%
Interbank and overnight funds (expenses)	(74.1)	(37.5)	(40.6)	8.3%	-45.1%
Borrowings from banks and others	(122.2)	(92.6)	(99.9)	7.9%	-18.3%
Bonds	(128.9)	(159.6)	(159.0)	-0.4%	23.4%
Total Interest Expense	(1,012.7)	(925.2)	(940.3)	1.6%	-7.1%

Net Interest Income	1,494.5	1,643.4	1,688.2	2.7%	13.0%

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 13.0% to Ps. 1,688.2 billion for 3Q13 versus 3Q12. The main reasons for the increase were:

•
A 3.4% increase in interest income from loans and financial leases for 3Q13 versus 3Q12 mainly driven by a 14.4.% increase in the average loans and financial leases portfolio for the same period and despite a contraction in the average yield on loans and financial leases of 35 bps between 3Q12 and 3Q13, inline with a 135 bps reduction in the average DTF rate.

•	A 7.1% decrease in total interest expense mainly driven by a contraction in the average cost of funds from 4.1% in 3Q12 to 3.2% in 3Q13.

Our NIM for 3Q13 was 5.9% versus 6.0% for 3Q12 and our NIM for the nine-month period ended September 30, 2013 was 6.3% versus 6.4% for the nine-month period ended September 30, 2012.

Our loans interest margin was 7.6% for the nine-month period ended September 20, 2013 versus 7.8% for the same period ended September 30, 2012. Finally, our net investment margin was 1.9% for the nine-month period ended September 30, 2013 and 2.2% for the same period ended September 30, 2012.

2. Provision expense, net

Our total net provisions increased by 22.6% to Ps. 283.2 billion for 3Q13 versus 3Q12. This increase was mainly attributable to the growth of our loan portfolio and to a slight deterioration of loan quality with a 30 days PDL / Total Loan ratio of 2.5% in 3Q13 versus 2.4% in 3Q12 and a NPL / Total Loan ratio of 1.7% for 3Q13 versus 1.6% in 3Q12.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(274.4)	(387.2)	(313.8)	-19.0%	14.4%
Recovery of charged-off assets	42.9	43.3	38.7	-10.7%	-9.6%
Provision for investment securities, foreclosed assets and other assets	(10.9)	(13.2)	(13.6)	2.6%	25.1%
Recovery of provisions for investments securities, foreclosed assets and other assets	11.3	9.6	5.5	-43.2%	-51.8%
Total provisions, net	(231.1)	(347.5)	(283.2)	-18.5%	22.6%

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 37.1% to Ps. 1,064.2 billion for 3Q13 versus 3Q12. Total fees and other services income, net increased by 21.8% to Ps. 716.1 billion due to an increase in Pension plan management fees (associated to the consolidation of AFP Horizonte’s results), a good performance in commissions from banking services, credit card merchant fees and warehouse services. Total operating income increased by 85.0% to Ps. 348.1 billion for 3Q13 driven by dividends from Corficolombiana’s investment portfolio.

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Fees and other services income:
Commissions from banking services	343.7	374.4	398.2	6.4%	15.9%
Branch network services	6.4	7.1	6.5	-7.4%	1.6%
Credit card merchant fees	88.4	99.1	106.2	7.2%	20.1%
Checking fees	17.7	17.1	16.8	-1.7%	-5.5%
Warehouse services	46.0	42.6	50.9	19.5%	10.7%
Fiduciary activities	45.0	54.4	45.8	-15.7%	1.9%
Pension plan management	118.4	224.6	178.2	-20.6%	50.5%
Other	42.0	47.8	46.2	-3.4%	9.9%
Total fees and other services income	707.6	866.9	848.8	-2.1%	19.9%
Fees and other services expenses	(119.5)	(151.2)	(132.7)	-12.2%	11.0%
Fees and other services income, net	588.1	715.7	716.1	0.1%	21.8%

Other operating income:
Foreign exchange (losses) gains, net	72.6	168.6	(5.0)	-103.0%	-106.9%
Gains (losses) on derivative operations, net	(31.2)	(86.2)	77.2	-189.6%	-347.3%
Gains on sales of investments in equity securities, net	0.2	85.3	6.4	-92.6%	N.A.
Dividend income	4.2	6.4	127.6	N.A.	N.A.
Other	58.7	41.0	36.9	-10.1%	-37.2%
Income from non-financial sector, net	83.6	102.5	105.1	2.5%	25.6%
Total Other Operating income	188.2	317.6	348.1	9.6%	85.0%
Total Fee Income and Other Op. Income, net	776.3	1,033.3	1,064.2	3.0%	37.1%

4. Operating Expenses

Total operating expenses for 3Q13 of Ps. 1,525.5 billion increased by 15.5% versus 3Q12. Our efficiency ratio (cost to income) was 51.1% in 3Q13 versus 53.8% in 3Q12 and 53.3% in 2Q13. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets remained unchanged in 4.1% in 3Q13 and 3Q12, improving from 4.3% in 2Q13.

5. Minority Interest

Minority interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 3Q13, minority interest in the income statement was Ps. 243.0 billion, increasing by 88.5 billion or 112.2% versus 3Q12.  The ratio of minority interest to Income before minority interest was 26.5% in 3Q12 versus 39.6% in 2Q13  and 37.6% in 3Q13. Such an increase in minority interest is associated with higher net income derived from Corficombiana, a company were we had a consolidated stake of 40.2% as of September 30, 2013.

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Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group and a leading banking group in Central America. We provide a comprehensive range of financial services and products across the Colombian and Central American markets, ranging from traditional banking services, such as making loans and taking deposits, to pension and severance fund management. Grupo Aval comprises, among other companies, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Porvenir, Horizonte and Corficolombiana in Colombia, and BAC Credomatic in Central America.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel: +571 241 9700 x3297
E-mail: turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail: cfajardo@grupoaval.com

13/15

Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet in Col. Bking GAAP
Information in Ps. Billions

	3Q12	2Q13	3Q13	Change
				3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Cash and cash equivalents:
Cash and due from banks	10,627.3	11,776.4	8,952.6	-24.0%	-15.8%
Interbank and overnight funds	4,368.3	3,145.6	2,403.4	-23.6%	-45.0%
Cash and cash equivalents	14,995.5	14,922.0	11,356.0	-23.9%	-24.3%

Investment Securities
Trading	3,665.3	5,756.7	5,886.8	2.3%	60.6%
Available for Sale	11,837.7	11,692.1	13,166.4	12.6%	11.2%
Held to maturity	3,382.0	4,016.7	3,765.5	-6.3%	11.3%
Total Debt Securities	18,884.9	21,465.4	22,818.7	6.3%	20.8%

Trading	1,402.9	1,366.5	1,443.2	5.6%	2.9%
Available for Sale	1,460.2	2,178.2	2,680.5	23.1%	83.6%
Total Equity Securities	2,863.1	3,544.7	4,123.7	16.3%	44.0%
Allowance for investment securities	(7.7)	(6.8)	(6.5)	-3.8%	-15.5%
Investment Securities, net	21,740.3	25,003.3	26,935.9	7.7%	23.9%

Loans and financial leases:
Commercial loans	44,064.2	48,467.8	50,140.3	3.5%	13.8%
Consumer loans	22,340.2	24,927.4	25,618.2	2.8%	14.7%
Microcredit loans	278.8	297.8	318.3	6.9%	14.2%
Mortage loans	4,219.5	5,011.3	5,316.7	6.1%	26.0%
Financial leases	6,175.7	6,718.8	6,688.3	-0.5%	8.3%
Allowance for loans and financiales lease losses	(2,447.3)	(2,817.6)	(2,865.1)	1.7%	17.1%
Loans and financial lease losses, net	74,631.2	82,605.5	85,216.8	3.2%	14.2%

Interest accrued on loans and financial leases	804.3	813.3	834.6	2.6%	3.8%
Allowance on Interest accrued on loans and financial leases	(75.3)	(83.4)	(82.8)	-0.7%	10.0%
Interest accrued on loans and financial leases, net	729.0	729.8	751.7	3.0%	3.1%

Bankers' acceptances, spot transactions and derivatives	292.6	488.2	423.1	-13.3%	44.6%
Accounts receivable, net	1,704.7	1,849.3	1,904.4	3.0%	11.7%
Property, plant and equipment, net	1,799.6	1,891.4	1,955.1	3.4%	8.6%
Operating leases, net	352.9	373.2	378.8	1.5%	7.3%
Foreclosed assets, net	93.2	83.7	80.1	-4.3%	-14.1%
Prepaid expenses and deferred charges	1,928.4	2,115.2	2,116.8	0.1%	9.8%
Goodwill, net	2,892.0	3,790.7	3,739.8	-1.3%	29.3%
Other assets, net	1,685.5	1,840.6	1,980.1	7.6%	17.5%
Reappraisal of assets	2,342.8	2,785.8	2,877.1	3.3%	22.8%

Total Assets	125,187.7	138,478.7	139,715.8	0.9%	11.6%

Deposits:
Checking accounts	10,230.5	11,954.0	11,167.7	-6.6%	9.2%
Other	822.1	831.0	774.9	-6.8%	-5.7%
Non-interest bearing	11,052.6	12,785.0	11,942.5	-6.6%	8.1%

Checking accounts	9,282.5	9,170.7	9,070.7	-1.1%	-2.3%
Time deposits	26,833.9	30,080.9	28,626.3	-4.8%	6.7%
Saving deposits	29,006.1	37,353.4	39,241.9	5.1%	35.3%
Interest bearing	65,122.5	76,605.0	76,938.8	0.4%	18.1%
Total Deposits	76,175.1	89,390.0	88,881.4	-0.6%	16.7%
Bankers' acceptances, spot transactions and derivatives	265.0	631.7	474.1	-24.9%	78.9%
Interbank borrowings and overnight funds	8,261.0	5,195.1	6,816.2	31.2%	-17.5%
Borrowings from banks and other	10,088.6	10,566.7	10,409.6	-1.5%	3.2%
Accrued interest payable	3,078.3	3,186.2	3,140.2	-1.4%	2.0%
Other accounts payable	413.7	510.2	412.2	-19.2%	-0.4%
Bonds	10,033.1	11,547.9	11,027.1	-4.5%	9.9%
Estimated Liabilities	1,413.8	1,087.9	1,453.8	33.6%	2.8%
Other liabilities	1,684.4	1,796.6	2,015.8	12.2%	19.7%
Total Liabilites excl. Minority Interest	111,413.0	123,912.1	124,630.4	0.6%	11.9%
Minority Interest	5,235.5	5,613.5	5,931.8	5.7%	13.3%
Shareholders' Equity	8,539.2	8,953.0	9,153.7	2.2%	7.2%
Subscribed and paid in capital	3,690.2	3,690.2	3,690.2	0.0%	0.0%
Common and preferred shares	18.6	18.6	18.6	0.0%	0.0%
Additional paid in capital	3,671.7	3,671.7	3,671.7	0.0%	0.0%
Retained Earnings	3,232.6	4,083.6	4,002.6	-2.0%	23.8%
Appropriated	2,194.0	3,248.7	3,599.4	10.8%	64.1%
Unappropriated	1,038.5	834.9	403.2	-51.7%	-61.2%
Equity surplus	1,616.4	1,179.2	1,460.9	23.9%	-9.6%
Equity inflation adjustments	704.8	652.3	652.3	0.0%	-7.5%
Unrealized net gains on Available for sale inv. Securities	(9.5)	(594.1)	(386.9)	-34.9%	3985.4%
Reappraisal of assets	921.1	1,121.0	1,195.4	6.6%	29.8%
Total Shareholders Equity and Minority Interest	13,774.7	14,566.6	15,085.4	3.6%	9.5%
Total Liabilities, Shareholders Equity and Minority Interest	125,187.7	138,478.7	139,715.8	0.9%	11.6%

14/15

Report of 3Q13 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement in Col. Bking GAAP
Information in Ps. Billions

			Change				Change
	YTD Sept 12	YTD Sept 13	YTD Sep 13 / YTD Sep 12	3Q12	2Q13	3Q13	3Q 13 vs. 2Q 13	3Q 13 vs. 3Q 12
Interest Income:
Interest on loans	5,912.2	6,396.6	8.2%	2,067.0	2,124.5	2,146.4	1.0%	3.8%
Interest on investment securities	864.7	996.0	15.2%	219.1	223.3	272.3	21.9%	24.3%
Interbank and overnight funds	150.3	148.3	-1.3%	51.8	51.1	43.1	-15.6%	-16.7%
Financial leases	477.0	514.8	7.9%	169.2	169.7	166.7	-1.8%	-1.5%

Total Interest Income	7,404.2	8,055.6	8.8%	2,507.1	2,568.6	2,628.5	2.3%	4.8%
Interest expense:
Checking accounts	(116.1)	(111.0)	-4.4%	(43.2)	(34.4)	(36.9)	7.1%	-14.8%
Time deposits	(1,018.1)	(1,058.2)	3.9%	(369.1)	(355.6)	(332.2)	-6.6%	-10.0%
Saving deposits	(793.3)	(795.1)	0.2%	(275.2)	(245.5)	(271.7)	10.7%	-1.2%
Total interest expense on deposits	(1,927.5)	(1,964.2)	1.9%	(687.5)	(635.5)	(640.8)	0.8%	-6.8%
Borrowings from banks and others	(362.4)	(296.4)	-18.2%	(122.2)	(92.6)	(99.9)	7.9%	-18.3%
Interbank and overnight funds (expenses)	(174.0)	(117.9)	-32.3%	(74.1)	(37.5)	(40.6)	8.3%	-45.1%
Bonds	(389.3)	(469.3)	20.5%	(128.9)	(159.6)	(159.0)	-0.4%	23.4%
Interest expense	(2,853.2)	(2,847.7)	-0.2%	(1,012.7)	(925.2)	(940.3)	1.6%	-7.1%

Net Interest Income	4,551.0	5,207.9	14.4%	1,494.5	1,643.4	1,688.2	2.7%	13.0%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(736.9)	(1,048.6)	42.3%	(274.4)	(387.2)	(313.8)	-19.0%	14.4%
Recovery of charged-off assets	108.1	111.8	3.4%	42.9	43.3	38.7	-10.7%	-9.6%
Provision for investment securities, foreclosed assets and other assets	(33.3)	(35.9)	7.9%	(10.9)	(13.2)	(13.6)	2.6%	25.1%
Recovery of provisions for investments securities, foreclosed assets and other assets	20.2	18.5	-8.3%	11.3	9.6	5.5	-43.2%	-51.8%
Total provisions, net	(641.9)	(954.2)	48.6%	(231.1)	(347.5)	(283.2)	-18.5%	22.6%

Net interest income after provisions	3,909.1	4,253.7	8.8%	1,263.4	1,296.0	1,405.0	8.4%	11.2%
Fees and other services income:
Commissions from banking services	1,015.0	1,126.9	11.0%	343.7	374.4	398.2	6.4%	15.9%
Branch network services	20.4	20.6	1.3%	6.4	7.1	6.5	-7.4%	1.6%
Credit card merchant fees	253.6	290.5	14.6%	88.4	99.1	106.2	7.2%	20.1%
Checking fees	54.4	49.7	-8.7%	17.7	17.1	16.8	-1.7%	-5.5%
Warehouse services	129.1	135.5	5.0%	46.0	42.6	50.9	19.5%	10.7%
Fiduciary activities	131.7	153.6	16.6%	45.0	54.4	45.8	-15.7%	1.9%
Pension plan management	359.3	538.6	49.9%	118.4	224.6	178.2	-20.6%	50.5%
Other	124.1	140.7	13.3%	42.0	47.8	46.2	-3.4%	9.9%
Total fees and other services income	2,087.5	2,456.0	17.7%	707.6	866.9	848.8	-2.1%	19.9%
Fees and other services expenses	(338.9)	(404.3)	19.3%	(119.5)	(151.2)	(132.7)	-12.2%	11.0%
Fees and other services income, net	1,748.6	2,051.7	17.3%	588.1	715.7	716.1	0.1%	21.8%

Other operating income:
Foreign exchange (losses) gains, net	(33.9)	280.0	-924.8%	72.6	168.6	(5.0)	-103.0%	-106.9%
Gains (losses) on derivative operations, net	141.7	(47.7)	-133.7%	(31.2)	(86.2)	77.2	-189.6%	-347.3%
Gains on sales of investments in equity securities, net	10.2	92.3	N.A.	0.2	85.3	6.4	N.A.	N.A.
Dividend income	94.0	314.6	234.6%	4.2	6.4	127.6	1904.7%	2928.6%
Other	161.2	121.3	-24.7%	58.7	41.0	36.9	-10.1%	-37.2%
Income from non-financial sector, net	281.5	317.1	12.7%	83.6	102.5	105.1	2.5%	25.6%
Other operating income	654.6	1,077.7	64.6%	188.2	317.6	348.1	9.6%	85.0%
Total operating income	6,312.3	7,383.1	17.0%	2,039.7	2,329.3	2,469.2	6.0%	21.1%

Operating expenses:
Salaries and employee benefits	1,429.6	1,616.1	13.0%	491.1	549.8	558.8	1.6%	13.8%
Bonus plan payments	75.5	92.6	22.7%	21.9	36.1	27.9	-22.9%	27.3%
Termination payments	16.6	15.1	-8.9%	6.3	4.7	5.4	14.1%	-14.7%
Administrative and other expenses	1,897.5	2,218.7	16.9%	654.0	780.9	757.8	-3.0%	15.9%
Insurance on deposit, net	138.4	157.4	13.7%	47.1	52.9	54.0	2.2%	14.8%
Charitable and other donation expenses	6.2	4.7	-23.1%	1.2	2.3	1.4	-36.7%	23.4%
Depreciation	218.4	232.4	6.4%	75.3	78.3	79.8	1.9%	6.0%
Goodwill amortization	70.9	94.0	32.7%	23.6	28.4	40.3	41.8%	70.6%
Operating expenses	3,853.1	4,431.2	15.0%	1,320.5	1,533.5	1,525.5	-0.5%	15.5%
Net operating income	2,459.2	2,951.9	20.0%	719.1	795.8	943.7	18.6%	31.2%

Non-operating income (expense):
Other income	298.2	348.9	17.0%	88.7	170.5	73.7	-56.8%	-16.9%
Other expense	(141.1)	(160.8)	14.0%	(52.9)	(74.7)	(43.9)	-41.2%	-17.0%
Non-operating income/(expense), net	157.1	188.0	19.7%	35.8	95.8	29.8	-68.9%	N.A.
Income before income tax expense and non- controlling interest	2,616.3	3,139.9	20.0%	755.0	891.7	973.5	9.2%	28.9%
Income before income tax expense and non- controlling interest
Income tax expense	(1,003.4)	(1,085.5)	8.2%	(323.4)	(346.2)	(327.4)	-5.4%	1.2%
Net Income before Minority interest	1,612.9	2,054.4	27.4%	431.6	545.5	646.1	18.5%	49.7%
Income attributable to Minority Interest	574.4	816.4	42.1%	114.5	215.9	243.0	12.6%	112.2%
Net Income attributable to Grupo Aval shareholders	1,038.5	1,238.1	19.2%	317.1	329.6	403.2	22.3%	27.2%

15/15

November 2013

3Q13 Consolidated Earnings Results

Colombian Banking GAAP
                                                                               1

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a
financial institution and is not supervised or regulated as a financial institution in Colombia.
As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited but has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100
of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking
GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

                                                                               2

Highlights

[] Net income in 3Q13 was Ps. 403.2 billion, a 27.2% increase versus Ps. 317 billion in 3Q12.

[] ROAE(1) for 3Q13 and for the nine-month  period ended September 30, 2013 were 18%

[] ROAA(2) for 3Q13 was 1.9% versus 1.4% for 3Q12 and 2.1% when annualizing the nine-month  period.

[] Total net loans and financial leases grew by 14.2% to Ps. 85.2 trillion in
3Q13 versus 3Q12.

[] The ratio of provision expense to average loans improved to 1.4% in 3Q13 from 1.7% in 2Q13.

[] Allowances for non-performing  loans improved slightly to 195% at the end of
3Q13 versus 194% in 3Q12.

[] PDL's (30 days and older) remained stable at 2.5%, 10 bp higher than in
3Q12.

[] Our loan portfolio remains funded in its entirety (104%) by deposits, including checking, savings and time deposit accounts.

[] Aval's Tangible Common Ratio increased to 8.3% in 3Q13 from 8.0% in 2Q13.

[] Efficiency ratio improved to 51.1% in 3Q13 from 53.3% in 2Q13.

(1) ROAE is calculated as annualized Net Income divided by average total shareholders' equity for each quarter.

(2) ROAA is calculated as annualized Income before Minority Interest divided by average total assets for each quarter.

                                                                               3

Highlights

Other relevant Information:

[] Banco de Bogot[] is expected to complete an equity offering for approximately US$500  million before year end 2013. Aval will subscribe all its rights in this offering.

[] Grupo Aval has requested authorization from the Colombian Superintendency of
Finance to launch a US$ 1.3 billion equity offering directed at its ordinary shareholders, intended to: a) strengthen its capital structure, b) retire about
US$ 800 million in local debt outstanding, and c) replenish the liquidity that it will use to capitalize Banco de Bogot[].

[] Approvals for Grupo Financiero Reformador and BBVA Panama's acquisitions have continued without delays and both are expected to close before year end
2013.

[] The merger between Porvenir and Horizonte is expected to be effective as of
January 1, 2014.

                                                                               4

Macroeconomic fundamentals

Strong GDP Growth

Colombia World
6.6% 5.2%
4.0%
4.0% 3.7% 3.5% 1.7%
4.0% 2.8% 3.2% 2.9%
(0.6%)

GDP per     2008 2009 2010 2011 2012 13E
Capita(*)  5.3  5.1  6.3  7.1  7.9 7.8

Source: IMF(Projections) and DANE. (*) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

Inflation Colombian Central Bank's Interest Rate DTF

        Central Bank's
Average                   DTF (2)
          int. Rate (1)
------- ----------------- ---------
 3Q12        5.19%        5.4%
 2Q13        3.25%        4.0%
 3Q13        3.25%        4.0%
------- ----------------- ---------

5.5% 5.3% 3.2%
4.1% 3.3% 2.2%

         2Q12   3Q12  4Q12  1Q13  2Q13  3Q13
Fx (EoP)  1,785 1,801 1,768 1,832 1,929 1,915
% [] QoQ  -0.4% 0.9%  -1.8% 3.6%  5.3%  -0.7%

Source: Banco de la Rep[]blica de Colombia.
(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica.
(2) Average of monthly average rates reported by Banco de la Rep[]blica for each month of each quarter.

                                                                               5

Assets
Figures in Ps. Trillions
Total Assets

3Q13 / 2Q13: 0.9%
3Q13 / 3Q12: 11.6%
139.7 125.2 138.5

3Q12 2Q13 3Q13
Assets Breakdown
3Q12
% of total assets
15.9%
Foreign (1)
84.1%
Colombian operations
Other 23.0%
Loans and financial leases 59.6%
Investments 17.4%

3Q13
% of total assets
18.2%
Foreign (1)
81.8%
Colombian operations
Other 19.7%
Loans and financial leases 61.0%
Investments 19.3%

(1) Foreign operations reflect Central American operations.

                                                                               6

Loans

Figures in Ps. Trillions

Gross loans
3Q13 / 2Q13: 3.1% 3Q13 / 3Q12:
14.3%
85.4
88.1 77.1

3Q12 2Q13 3Q13
Gross loans Breakdown
3Q12

Microcredit      77.1
Mortgages         0.4%
                 =====
Financial leases  5.5%
                 -----
                  8.0%
Consumer
                 29.0%
Commercial
                 57.2%

               Growth
        -----------------
3Q13    3Q13 vs. 3Q12
------- -----------------
   88.1             14.2%
   0.4%             26.0%
=======
   6.0%              8.3%
-------
   7.6%
        -----------------
                    14.7%
  29.1%
        -----------------
  56.9%             13.8%

3Q12
3Q13

                                                                               7

Loan portfolio quality

PDLs / Total loans NPLs / Total loans

2.5% 2.4% 2.4%
1.7% 1.7% 1.6%

3Q12 2Q13 3Q13

Loan provision expense / Average Loans
1.7% 1.4% 1.3%

3Q12 2Q13 3Q13
Charge offs / Average NPLs

0.7x 0.6x 0.6x

3Q12 2Q13 3Q13

Allowances Allowances / / NPLs PDLs
002x 1.94x 1.94x 1.95x
002x
1.34x 1.36x 1.32x
001x

3Q12 2Q13 3Q13
Allowances /
3.2% 3.3% 3.3%
Total loans

                                                                               8

Loan portfolio quality -- GRUPO AVAL

PDLs per Loan Category

        % / Total Loans       Past Due Loans (1)
======================= ===== ==================== =====
                  3Q13  3Q12               2Q13    3Q13
Commercial        56.9%  1.3%              1.3%     1.4%
Consumer          29.1%  3.7%              4.4%     4.2%
Financial leases   7.6%  3.4%              2.6%     3.7%
Mortgages          6.0%  3.6%              3.0%     2.8%
Microcredit        0.4% 11.1%             10.5%    10.0%
                 ------ ----- -------------------- -----
Total Loans      100.0%  2.4%              2.4%     2.5%
                 ------ ----- -------------------- -----

Asset Quality Evolution

Ps. billions 1Q12     2Q12     3Q12     4Q12     1Q13     2Q13     3Q13
Initial PDLs 1,537.3  1,648.1  1,694.9  1,821.2  1,828.3  2,141.0  2,069.2
New PDLs        286.0    186.9    329.2    202.2    510.5    160.9    351.3
Charge-offs  (175.1)  (140.1)  (202.8)  (195.1)  (197.8)  (232.7)  (247.5)
------------ -------- -------- -------- -------- -------- -------- --------
Final PDLs   1,648.1  1,694.9  1,821.2  1,828.3  2,141.0  2,069.2  2,173.0
------------ -------- -------- -------- -------- -------- -------- --------

(1) Past Due Loans + 30 days / Total Loans.

                                                                               9

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest



3Q13 / 3Q12: 9.5%

	3Q12	2Q13	3Q13
Total Equity	13.8	14.6	15.1
Attributable Shareholders Equity	8.5	9.0	9.2
Minority interest	5.2	5.6	5.9

Attributable Shareholders Equity



3Q13 / 3Q12: 7.2%
8.5
9.0
9.2

	3Q12	2Q13	3Q13
Equity + minority interest / Assets	11.0%	10.5%	10.8%
Tangible capital ratio [(1)]	8.9%	8.0%	8.3%

Consolidated Capital Adequacy of our Banks (%)

	Banco de Bogotá 3Q12	Banco de Bogotá 2Q13	Banco de Bogotá 3Q13	Banco de Occidente 3Q12	Banco de Occidente 2Q13	Banco de Occidente 3Q13	Banco Popular 3Q12	Banco Popular 2Q13	Banco Popular 3Q13	Banco AV Villas 3Q12	Banco AV Villas 2Q13	Banco AV Villas 3Q13
Primary capital (Tier 1)	12.2	12.3	8.1	8.6	7.6	9.5	9.0	10.1	10.1	11.7	12.0	10.6
Solvency Ratio	13.4	14.5	11.4	10.8	10.2	13.3	11.1	12.0	11.7	13.4	13.7	11.7
Tangible Capital Ratio	9.8	9.8	10.4	13.8	12.5	13.1	13.0	14.3	14.4	11.9	11.7	11.9

[(1)] Tangible Capital Ratio is calculated as Shareholders Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill.

11

Grupo AVAL

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest

3Q13 / 3Q12: 9.5%

                                 3Q12 2Q13 3Q13
-------------------------------- ---- ---- ----
Total Equity                     13.8 14.6 15.1
-------------------------------- ---- ---- ----
Attributable Shareholders Equity  8.5  9.0  9.2
-------------------------------- ---- ---- ----
Minority interest                 5.2  5.6  5.9
-------------------------------- ---- ---- ----

Attributable Shareholders Equity

3Q13 / 3Q12: 7.2%

8.5 9.0 9.2

3Q12 2Q13 3Q13
Equity + minority
                          11.0% 10.5% 10.8% interest / Assets

Tangible capital
                           8.9% 8.0% 8.3% ratio (1)

Consolidated Capital Adequacy of our Banks (%)

                         3Q12    2Q13    3Q13    3Q12    2Q13    3Q13    3Q12    2Q13    3Q13    3Q12    2Q13    3Q13
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Primary capital (Tier 1)    12.2    12.3     8.1     8.6     7.6     9.5     9.0    10.1    10.1    11.7    12.0    10.6
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
Solvency Ratio              13.4    14.5    11.4    10.8    10.2    13.3    11.1    12.0    11.7    13.4    13.7    11.7
                         ======= ======= ======= ======= ======= ======= ======= ======= ======= ======= ======= =======
Tangible Capital Ratio       9.8     9.8    10.4    13.8    12.5    13.1    13.0    14.3    14.4    11.9    11.7    11.9
                         ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- -------
(1) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority
Interest minus Goodwill divided by Total Assets minus Goodwill.

                                                                              11

NIM -- Net Interest Margin

Net interest income (trillions)
                 3Q13/
     3Q12  3Q13
                 3Q12
       1.5   1.7 13.0%

7.8% 7.8% 7.8% 7.8% 7.8% 7.7% 7.4%
                    7.1%
6.6% 6.5%      6.8%
          6.0%           6.0% 5.9%
                    3.7%
2.7%
     1.7%      3.9%
                         1.1% 1.0%
          1.5%
---- ---- ---- ---- ---- ---- ----
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13

Avg. cost of funds / Total
Int. and non Int. funding  3.8% 4.0% 4.1% 4.0% 3.7% 3.3% 3.2%

Loans Interest Margin (1) Net Investments Margin (2) Net Interest Margin (3)

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.

(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.

(3) Net Interest Margin: Net interest income divided by total average interest-earning assets.

                                                                              12

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1)

3Q13 / 3Q12: 21.8%

716 716 588

3Q12 2Q13 3Q13

(1) Total fees and other service income minus fees and other services expenses.

Fee Income 3Q13

Commissions from Other, banking services, 14.2% 46.9% Pension plan management, 21.0%

Fiduciary activities, 5.4%

Credit Card fees, 12.5%

Other operating income

3Q13 / 3Q12: 85.0%

348 318

188

3Q12 2Q13 3Q13

           Other operating income 3Q13
----------------------------------------------------
                                      3Q12    2Q13   3Q13
------------------------------------- ------- ------ -----
Dividend Income                             4      6   128
Foreign exchange (losses) gains, net      41      82    72
Income from non-financial sector, net     84     103   105
Other                                     59     126    43
------------------------------------- ------- ------ -----
Total other operating income            188     318    348

                                                                              13

Efficiency
Operating expenses / Operating Income

53.8% 53.3%
51.1%

3Q12 2Q13 3Q13

Efficiency Ratio is calculated as Operating Expenses before DandA divided by
Operating Income before net provisions.

Operating expenses / Average Assets

4.1% 4.3% 4.1%

3Q12 2Q13 3Q13

Efficiency Ratio is calculated as annualized Operating Expenses before DandA divided by average of total assets.

Operating Expenses (billions)
                            3Q13/
    3Q12 3Q13
                            3Q12
    1,321 1,525 15.5%

                                                                              14

Profitability

Figures in Ps. Billions

Net income

3Q13 / 3Q12: 27.2%

403 317 330

3Q12 2Q13 3Q13

EPS $17.1 $17.8 $21.7

ROAA(1)

1.9% 1.4% 1.6%

3Q12 2Q13 3Q13

ROAA 9 months 1.9% 2.1%

ROAE(2)

18% 14% 14%

3Q12 2Q13 3Q13

ROAE 9 months 16% 18%

(1) ROAA for each quarter is calculated as annualized Net Income before
Minority Interest divided by average of total assets.(2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity.

                                                                              15

                                                                              16